Exhibit 8

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Subsidiaries

At December 31, 2016

Name of Subsidiary*	Country
Teva Pharmaceuticals USA, Inc.	United States
Actavis Pharma, Inc.	United States
Teva API Inc.	United States
Teva Santé SAS	France
ratiopharm GmbH	Germany
Teva GmbH	Germany
TEVA Pharmaceutical Works Private Limited Company	Hungary
Teva Italia S.r.l.	Italy
Teva Pharma S.L.	Spain
Teva API B.V.	The Netherlands
Teva UK Limited	United Kingdom
Teva Canada Limited	Canada
Teva Takeda Pharma Ltd.	Japan
Teva Takeda Yakuhin Ltd.	Japan
Teva Limited Liability Company	Russia

*	All listed subsidiaries are 100% owned by Teva, except for Teva Takeda Pharma Ltd. in which Takeda has a 49% ownership interest, and TEVA Pharmaceutical Works Private Limited Company, which has a very small minority interest.